                                                Filed pursuant to Rule 424(b)(2)
                                                      Registration No. 333-31619

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JULY 24, 1997)
                                  $100,000,000

                                     [LOGO]

                        6.75% NOTES DUE OCTOBER 1, 2007
                                 --------------

    Interest on the Notes is payable on April 1 and October 1 of each year, commencing April 1, 1998. The Notes are not redeemable prior to maturity. The Notes will be represented by a global Note registered in the name of The Depository Trust Company. Beneficial interests in the global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of the Notes".

                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
             ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
                 OR THE PROSPECTUS. ANY REPRESENTATION TO
                         THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                                 --------------

                                                          PRICE TO          UNDERWRITING        PROCEEDS TO
                                                         PUBLIC(1)         DISCOUNTS (2)       COMPANY (1)(3)
Per Note                                                  99.858%              0.650%             99.208%
Total                                                   $99,858,000           $650,000          $99,208,000

(1) Plus accrued interest, if any, from October 7, 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deduction of expenses payable by the Company estimated at $150,000.
                                 --------------

    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made on or about October 7, 1997 through the book-entry facilities of The Depository Trust Company for immediately available funds.

                                 --------------

SMITH BARNEY INC.

           CHASE SECURITIES INC.

                      GOLDMAN, SACHS & CO.

                                 J.P. MORGAN & CO.

The date of this Prospectus Supplement is October 2, 1997

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING OF THE NOTES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                            DESCRIPTION OF THE NOTES

    The following description of the particular terms of the 6.75% Notes due October 1, 2007 (the "Notes") offered hereby (referred to in the accompanying Prospectus under the caption "Description of the Senior Debt Securities and Subordinated Debt Securities" as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Senior Debt Securities set forth in the Prospectus under the caption "Description of the Senior Debt Securities and Subordinated Debt Securities", to which reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the Senior Debt Indenture referred to in the Prospectus. Capitalized terms not defined herein have the meanings assigned to such terms in the Prospectus.

GENERAL

    The Notes constitute Senior Debt Securities described in the Prospectus and will be issued under the Senior Debt Indenture.

    The Notes constitute a separate series for purposes of the Senior Debt Indenture and are limited to $100,000,000 aggregate principal amount. The Notes will bear interest from October 7, 1997 at the rate of 6.75% per annum and will be issued only in book-entry form. The Notes will be senior unsecured obligations of the Company and will mature on October 1, 2007. Payment of the principal of and interest on the Notes will rank PARI PASSU with all other unsubordinated debt of the Company. The Notes will not be redeemable prior to maturity and will not be entitled to the benefit of any mandatory redemption or sinking fund. The Senior Debt Indenture does not limit the amount of Senior Debt Securities that may be issued and provides that Senior Debt Securities may be issued from time to time in one or more series.

    The Senior Debt Indenture does not limit the amount of additional indebtedness the Company or any of its subsidiaries may incur. Since the Company is a holding company, the Notes are effectively subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries, except to the extent that the Company is a creditor of the subsidiaries recognized as such. Claims on the Company's subsidiaries by creditors other than the Company include substantial claims for policy benefits, as well as other liabilities incurred in the ordinary course of business. At June 30, 1997, the Company's subsidiaries had outstanding approximately $21.3 billion of liabilities (excluding variable annuity liabilities, with respect to which assets are segregated in separate accounts). In addition, since many of the Company's subsidiaries are insurance companies subject to regulatory control by various state insurance departments, the ability of such subsidiaries to pay dividends or make loans or advances to the Company without prior regulatory approval is limited by applicable laws and regulations. See "Description of the Senior Debt Securities and Subordinated Debt Securities--General" in the accompanying Prospectus.

    Interest will be computed on the basis of a 360-day year of twelve 30-day months, from October 7, 1997, or from the most recent interest payment date to which interest has been paid or provided for, and will be payable semi-annually on April 1 and October 1 of each year, beginning April 1, 1998. Interest paid on such dates will be paid to the person in whose names the Notes are registered at the close of business on the preceding March 15 and September 15, respectively.

BOOK-ENTRY SYSTEM

    The Depository Trust Company (the "Depositary" or "DTC") will act as securities depositary for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). One or more fully registered global Notes (the "Global Notes") will be issued for Notes, in the aggregate principal amount of such issue, and will be deposited with the Depositary. The provisions set forth under "Description of the Senior Debt Securities and Subordinated Debt Securities--Global Debt Securities" in the accompanying Prospectus will be acceptable to the Notes.

    The following is based on information furnished by the Depositary.

    The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participant"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

    Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note represented by a Global Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in a Global Note representing Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Note representing Notes will not receive Notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued or upon the occurrence of certain other events described herein.

    To facilitate subsequent transfers, all Global Notes representing Notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of Global Notes with the Depositary and their registration in the name of Cede & Co effect no change in Beneficial Ownership. The Depositary has no knowledge of the actual beneficial owners of the Global Notes representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Note representing the Notes. Under its usual procedures, the Depositary mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

    Principal and interest payments on the Global Notes representing the Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name", and will be the responsibility of such Participants and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect thereof.

    The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, and in the event that a successor securities depositary is not obtained, Notes in definitive form are required to be printed and delivered. The Company may decide to discontinue use of a system of book-entry transfers through the Depositary (or a successor securities depositary). In that event, Notes in definitive form will be printed and delivered.

    The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Company believes to be reliable, but is subject to any changes to the arrangements between the Company and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of Notes set forth opposite their respective names below:

                                                                                            PRINCIPAL
UNDERWRITER                                                                                   AMOUNT
----------------------------------------------------------------------------------------  --------------
Smith Barney Inc........................................................................  $   25,000,000
Chase Securities Inc....................................................................      25,000,000
Goldman, Sachs & Co.....................................................................      25,000,000
J.P. Morgan Securities Inc..............................................................      25,000,000
                                                                                          --------------
      Total.............................................................................  $  100,000,000
                                                                                          --------------
                                                                                          --------------

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Notes, if any are taken.

    The Underwriters propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page hereof and to certain dealers at such price less a concession not in excess of 0.400% of the principal amount. The Underwriters may allow, and such dealers may reallow, a discount not in excess of 0.250% of the principal amount to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    In connection with the offering of the Notes, the Underwriters may purchase and sell the Notes in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering of the Notes. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of securities sold in the offering may be retained by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

    The Company does not intend to apply for listing of the Notes on a national securities exchange. The Notes are a new issue of securities with no established trading market. Smith Barney Inc., Chase Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc. have informed the Company that they intend to make a market in the Notes, but are under no obligation to do so and such market may be terminated at any time. Therefore, no assurance can be given as to the existence of a trading market in the Notes in the future.

    Certain of the Underwriters and their respective affiliates engage in transactions with, and, from time to time, have performed services for, the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Davis Polk & Wardwell, New York, New York. Certain other legal matters in connection with the offering will be passed upon for the Company by Susan L. Harris, Senior Vice President and General Counsel--Corporate Affairs, and by Davis Polk & Wardwell. Certain legal matters in connection with the offering of the Notes will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Ms. Harris, Davis Polk & Wardwell and Skadden, Arps, Slate, Meagher & Flom LLP will rely on Piper & Marbury L.L.P. as to matters of Maryland law. Ms. Harris holds stock, restricted stock and options to purchase stock granted under the Company's employee stock plans, which in the aggregate represent less than 1% of the Company's common stock. David W. Ferguson, a partner of Davis Polk & Wardwell, is a director of the Company's two New York-domiciled life insurance subsidiaries. Skadden, Arps, Slate, Meagher & Flom LLP from time to time provides services to the Company and its subsidiaries.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT

Description of the Notes..................................................  S-3
Underwriting..............................................................  S-6
Legal Matters.............................................................  S-7

                                   PROSPECTUS

Available Information.....................................................    3
Incorporation of Certain Documents by Reference...........................    4
The Company...............................................................    5
The SunAmerica Trusts.....................................................    5
Use of Proceeds...........................................................    9
Consolidated Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends.............................   10
Description of the Senior Debt Securities and Subordinated Debt
  Securities..............................................................   11
Description of the Junior Subordinated Debt Securities....................   19
Description of Capital Stock..............................................   26
Description of Depositary Shares..........................................   30
Description of Warrants...................................................   34
Description of the Preferred Securities...................................   34
Description of the Preferred Securities Guarantees........................   36
Description of the Stock Purchase Contracts and Stock Purchase Units......   39
Plan of Distribution......................................................   39
Legal Matters.............................................................   40
Experts...................................................................   40
ERISA Matters.............................................................   41

                                  $100,000,000

                                     [LOGO]

                                  6.75% NOTES
                              DUE OCTOBER 1, 2007

                                ---------------

                             PROSPECTUS SUPPLEMENT
                                OCTOBER 2, 1997

                               -----------------

                               SMITH BARNEY INC.
                             CHASE SECURITIES INC.
                              GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------